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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)
                                ---------------

                      GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                           (Name of Subject Company)

                         ------------------------------

                             HEAT ACQUISITION CORP.
                                      AND
                                     RHI AG
                                   (Bidders)

                         ------------------------------

                    COMMON STOCK, PAR VALUE $0.25 PER SHARE
                         (Title of Class of Securities)

                         ------------------------------

                                   379335102

                     (CUSIP Number of Class of Securities)

                         ------------------------------

                              DR. GEORG OBERMEIER
                            CHIEF EXECUTIVE OFFICER
                                     RHI AG
                                MOMMSENGASSE 35
                             A-1040 VIENNA, AUSTRIA
                                 43-1-50213-123

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                         ------------------------------

                                   COPIES TO:
                            ROBERT A. PROFUSEK, ESQ.
                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 326-3939

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
    This Amendment No. 4 amends the Tender Offer Statement on Schedule 14D-1, as amended (the "Statement"), filed by RHI AG, an Austrian stock corporation ("Parent"), and Heat Acquisition Corp., a Delaware corporation and an indirect, wholly owned subsidiary of Parent ("Purchaser"), relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.25 per share (together with the associated preferred share purchase rights issued pursuant to the Rights Agreement, dated October 31, 1995, as amended, between Global Industrial Technologies, Inc., a Delaware corporation ("the Company"), and The Bank of New York, the "Shares"), of the Company at a purchase price of $13.00 per Share, net to the seller in cash.

    Except as otherwise indicated herein, the information set forth in the Statement remains unchanged, and each capitalized term used herein and not defined herein has the meaning ascribed to such term in the Statement.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    The information set forth in Item 4 is hereby amended and restated as follows:

    Purchaser estimates that the total amount of funds required to purchase the fully diluted number of shares in the Offer and the Merger will be $300 million. Purchaser estimates that the total amount of funds that may be required to repay the Net Debt of the Company will be no more than $240 million. Purchaser estimates that the total amount of funds required to consummate the transactions contemplated by the Merger Agreement, including fees and expenses related to the Offer and the Merger and initial expenditures, will be no more than $635 million.

    Purchaser plans to obtain funds needed for the Offer and the Merger through a capital contribution from Parent or a subsidiary of Parent. Parent intends to fund substantially all of this capital contribution through the equity offering of Parent shares completed on October 13, 1999 and credit facilities to be made available pursuant to the Credit Agreement entered into on October 13, 1999 (the "Credit Agreement") between RHI Finance ApS, a subsidiary of Parent, as borrower (the "Borrower"), and Raiffeisen Zentralbank Osterreich Aktiengesellschaft, Creditanstalt AG, ABN Amro Bank N.V., Filiale Wien, Bank Austria Aktiengesellschaft, Bank fur Arbeit und Wirtschaft AG, Erste Bank der oesterreichischen Sparkassen AG and Osterreichische Volksbanken AG, as lenders (collectively referred to as the "Lenders").

    On October 13, 1999, Parent completed an equity offering which increased its capital by 6,000,000 new shares and resulted in proceeds of Euro 143 million.

    Pursuant to the Credit Agreement, the Lenders have agreed to provide Euro 440 million to Borrower subject to the terms and conditions of the Credit Agreement and the General Terms and Conditions of the Austrian credit institutions generally, in their current version. The credit facilities will be comprised of a term A loan of up to Euro 88 million (the "Term A Loan") and a term B loan of up to Euro 352 million (the "Term B Loan", together with the Term A Loan, the "Credit Facilities"). The proceeds of the Credit Facilities must be used to finance the acquisition of the Shares pursuant to the Offer and the Merger, the financing of any expenses incurred or to be incurred in connection with the acquisition of Shares pursuant to the Offer and the Merger and, following such acquisition, to refinance existing indebtedness of the Company and its subsidiaries. The loans must be drawn by March 31, 2000.

    The Credit Agreement is conditioned, among other things, upon: (i) Parent making an equity contribution of not less than Euro 130,811,101 to Purchaser to finance the acquisition of Shares pursuant to the Offer and the Merger, (ii) issuance of bill guaranties by Oesterreichische Kontrollbank Aktiengesellschaft ("OeKB") and the execution of re-financing documents by the Lenders and OeKB for Euro 440 million, (iii) the execution and delivery of security agreements evidencing pledges of (A) all issued shares of Purchaser and (B) all Shares acquired by Purchaser pursuant to the Offer, (iv) the execution and delivery of guaranties of borrowings by both Parent and certain subsidiaries of Parent, (v) the execution and delivery of a control agreement between Purchaser, the Lenders and the Depositary, (vi) the completion of the Offer on the terms set forth in the Merger Agreement and the Offer to Purchase in existence on the date of the execution of the Credit Agreement, and (vii) confirmation of certain information with respect to the good standing and authority of Purchaser and the Borrower and the enforceability against Purchaser and the Borrower of the agreements executed by such parties.

    The Lenders have the ability to terminate the credit agreement and accelerate payment of any borrowings outstanding in the following circumstances:
(i) if Borrower fails to meet its payment obligations when due, (ii) if Borrower or any subsidiary of Parent with an obligation under the Credit Agreement or the security agreements fails to meet any of its obligations despite a request for performance and a two week cure period, (iii) upon a breach or partial breach or an inaccurate representation made pursuant to the Credit Agreement or the security agreements referenced therein, which continues uncured for a period of two weeks, (iv) upon a material worsening of Parent's credit solvency, (v) upon a payment default by Parent or any of its subsidiaries in an amount exceeding Euro 10 million owed to a third party creditor, which default remains uncured for 30 days after notice by the Lenders and which non-payment was not the result of a good faith dispute as to the payment obligation, or (vi) in the event the securities pledged or offered materially depreciate in value or upon the threat of such material depreciation and additional securities are not provided within two weeks to satisfy the Lenders.

    Interest rates for Term A Loan are the variable procedural interest rate of OeKB applicable to the respective calendar quarter and published in the Official Journal of the newspaper WIENER ZEITUNG plus a margin of 0.75% per year. Interest rates for the Term B Loan are fixed at the basic interest rate applicable for credit terms of 5 to 8 years and published by OeKB with validity for the third calendar quarter of 1999 plus a margin of 0.75% per year.

    The Term A Loan must be repaid in the following installments: (i) Euro 44 million on September 30, 2000 and (ii) Euro 44 million on September 30, 2001. The Term B Loan must be repaid in the following installments: (i) Euro 42 million on September 30, 2002, (ii) Euro 42 million on September 30, 2003, (iii) Euro 42 million on September 30, 2004, (iv) Euro 42 million on September 30, 2005, (v) Euro 42 million on September 30, 2005, (vi) Euro 42 million on September 30, 2006, and (vii) Euro 142 million on September 30, 2007. In the event that any portion of the Credit Facilities has not been utilized, the payment installments shall be reduced to reflect the actual utilization of the Credit Facilities.

    The foregoing summary of the Credit Agreement is qualified in its entirety by reference to the English Translation of the Credit Agreement, which is filed as an exhibit to the Schedule 14D-1, of which this Offer to Purchase is an exhibit.

    As a result of the Financing Condition, the Purchaser's obligation to accept and pay for the Shares tendered in the Offer is conditioned upon Parent and Purchaser having available to them the Financing on terms reasonably satisfactory to Parent given the structure of the financing contemplated by the Merger Agreement, including, without limitation, the financing contemplated to be arranged by Parent.

    It is anticipated that indebtedness incurred by Borrower under the Credit Facilities will be repaid from a variety of sources, including, without limitation, funds generated internally by Purchaser or its successor, through additional borrowings, or through a combination of such sources. No final decisions have been made concerning the method Borrower will employ to repay such indebtedness. Such decisions when made will be based on Parent's and Borrower's review from time to time of the advisability of particular actions, including the availability of cash flow generated by Parent and its subsidiaries, prevailing interest rates, market conditions and other financial and economic conditions.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    The information set forth in Item 5(b) is hereby amended and supplemented as follows:

    On September 3, 1999, the FTC indicated to Parent that it would not object to the consummation of the Merger if Parent, prior to the consummation of the Merger, enters into binding agreements to divest certain assets relating to the manufacture of certain refractory products on terms and to one or more buyers approved by the FTC.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

*(a)(1)    Offer To Purchase, dated July 16, 1999
*(a)(2)    Letter of Transmittal
*(a)(3)    Notice of Guaranteed Delivery
*(a)(4)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees
*(a)(5)    Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees
*(a)(6)    Guidelines for Certification of Taxpayer Identification Number on Substitute Form
           W-9
*(a)(7)    Form of Summary Advertisement, dated July 19, 1999
*(a)(8)    Text of Joint Press Release of Parent and the Company, dated July 12, 1999
*(a)(9)    Text of Press Release of Parent, dated August 4, 1999
*(a)(10)   Text of Press Release of Parent, dated August 6, 1999
*(a)(11)   Text of Press Release of Parent, dated September 29, 1999
 (a)(12)   Text of Press Release of Parent, dated October 14, 1999 (Free English Translation for Convenience Purposes Only)
 (b)(1)    Credit Agreement, dated October 13, 1999, between RHI Finance ApS, as Borrower, and
           Raiffeisen Zentralbank Osterreich Aktiengesellschaft, Creditanstalt AG, ABN Amro
           Bank N.V., Filiale Wien, Bank Austria Aktiengesellschaft, Bank fur Arbeit und
           Wirtschaft AG, Erste Bank der oesterreichischen Sparkassen AG and Osterreichische
           Volksbanken AG, collectively, the Lenders, for [EURO]440 million (Free English
           Translation for Convenience Purposes Only)
 (b)(2)    Guaranty Agreement dated October   , 1999, between Parent and the Lenders (Free
           English Translation for Convenience Purposes Only)
*(c)(1)    Agreement and Plan of Merger, dated July 12, 1999, among Parent, Purchaser and the
           Company
 (d)       Not applicable
 (e)       Not applicable
 (f)       Not applicable

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*   Previously filed.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                HEAT ACQUISITION CORP.

                                By:  /s/ JAKOB MOSSER
                                     -----------------------------------------
                                     Name: Jakob Mosser
                                     Title: President

                                RHI AG

                                By:  /s/ JAKOB MOSSER
                                     -----------------------------------------
                                     Name: Jakob Mosser
                                     Title: Member of Management Board

Dated: October 15, 1999

                                 EXHIBIT INDEX

EXHIBIT                                                  DESCRIPTION
---------  --------------------------------------------------------------------------------------------------------
*(a)(1)    Offer To Purchase, dated July 16, 1999
*(a)(2)    Letter of Transmittal
*(a)(3)    Notice of Guaranteed Delivery
*(a)(4)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
*(a)(5)    Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees
*(a)(6)    Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
*(a)(7)    Form of Summary Advertisement, dated July 19, 1999
*(a)(8)    Text of Joint Press Release of Parent and the Company, dated July 12, 1999
*(a)(9)    Text of Press Release of Parent, dated August 4, 1999
*(a)(10)   Text of Press Release of Parent, dated August 6, 1999
*(a)(11)   Text of Press Release of Parent, dated September 29, 1999
 (a)(12)   Text of Press Release of Parent, dated October 14, 1999 (Free English Translation for Convenience
           Purposes Only)
 (b)(1)    Credit Agreement, dated October 13, 1999, between RHI Finance ApS, as Borrower, and Raiffeisen
           Zentralbank Osterreich Aktiengesellschaft, Creditanstalt AG, ABN Amro Bank N.V., Filiale Wien, Bank
           Austria Aktiengesellschaft, Bank fur Arbeit und Wirtschaft AG, Erste Bank der oesterreichischen
           Sparkassen AG and Osterreichische Volksbanken AG, collectively, the Lenders, for [EURO]440 million (Free
           English Translation for Convenience Purposes Only)
 (b)(2)    Guaranty Agreement, dated October 14, 1999, between Parent and the Lenders (Free English Translation for
           Convenience Purposes Only)
 (b)       Not applicable
*(c)(1)    Agreement and Plan of Merger, dated July 12, 1999, among Parent, Purchaser and the Company
 (d)       Not applicable
 (e)       Not applicable
 (f)       Not applicable

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*   Previously filed.